

August 10, 2011

Via Email
Alan J. Sandler
Principal Financial Officer
Puradyn Filter Technologies Incorporated
2017 High Ridge Road
Boynton Beach, FL 33426

> **Re:** **Puradyn Filter Technologies Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-11991**

Dear Mr. Sandler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Estimation of Inventory Obsolescence, page 19

1.	In light of the materiality of your valuation for excess and obsolete inventory for each period reported, please tell us and revise your disclosure to discuss in greater detail the process through which the company determines that inventory is properly valued at each reporting period. Furthermore, we note from your disclosures in Item 9A pertaining to the material weaknesses identified with respect to internal controls over inventory you performed certain remedial actions during the period ended March 31, 2011. In this regard, please tell us what, if any remedial actions you performed for the period ended December 31, 2010.

2.	Also, according to Note 1 of your Form 10-Q for the quarter ended March 31, 2011 we note that the valuation allowance for excess and obsolete inventory remained unchanged from December 31, 2010. Please explain to us why in light of the remedial actions that were taken during the period ended March 31, 2011. We may have further comment upon receipt of your response.

Note 8. Long-Term Debt
Notes Payable to Stockholder, page F-13

3.   We note that at December 31, 2010 the Company had drawn the full funding amount under the agreement of approximately $6.1 million plus an additional $261,914. Beginning in March 2006, annually, through February 2011, the maturity date for the agreement was extended annually from December 31, 2007, to December 31, 2012. Please advise us whether the aforementioned extensions have been legally binding. If this obligation is by its nature due on demand (although payment may be extended) and there is no formal written agreement, please revise your financial statements to reflect this obligation in current liabilities pursuant to ASC 505-30.

4.   Furthermore, in regards to the warrants issued to this stockholder in connection with the loan, it is unclear whether the deferred charges have been fully expensed as of December 31, 2010. Advise in detail and revise the notes to your financial statements.

Item 9A. Controls and Procedures, page 23

5.   Please revise your disclosure in future filings to clearly state management's assessment over the effectiveness of internal controls over financial reporting as effective or ineffective in accordance with Item 308(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202)551-3346 or Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief